UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

WISeKey International Holding AG

(Name of Issuer)

Class A ordinary shares, par value CHF 0.01 per share

Class B ordinary shares, par value CHF 0.05 per share

(Title of Class of Securities)

97727L200**

(CUSIP Number)

Peter Ward

c/o

WISeKey International Holding AG

General-Guisan-Strasse 6

CH-6300 Zug, Switzerland

Tel: +41-22-594-3000

Fax: +41-22-594-3001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares of the Issuer, each representing five Class B ordinary shares. No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97727L200	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter Ward
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,548,975 Class A ordinary shares 1,700,700 Class B ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,548,975 Class A ordinary shares 1,700,700 Class B ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,548,975 Class A ordinary shares 1,700,700 Class B ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% of the Class A ordinary shares 2.1% of the Class B ordinary shares (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	See Item 5 for calculation of the percentage of Class A Shares and Class B Shares, respectively.

CUSIP No. 97727L200	13D	Page 3 of 9 Pages

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to Class A ordinary shares, par value CHF 0.01 per share and Class B ordinary shares, par value CHF 0.05 per share (including the Class B ordinary shares represented by American Depositary Shares) of WISeKey International Holding AG, a company incorporated under the laws of Switzerland (the “Company” or the “Issuer”). The Issuer’s American Depositary Shares (the “ADSs”), each representing five Class B ordinary shares, are listed on the NASDAQ Stock Market under the symbol “WKEY.” The Issuer’s Class B ordinary shares are listed on the Swiss Exchange under the symbol “WIHN.” Each Class A ordinary share and Class B ordinary share is entitled to one vote per share.

The address of the principal executive office of the Issuer is General-Guisan-Strasse 6, CH-6300 Zug, Switzerland.

As used in this Schedule 13D, the term “Ordinary Shares” includes Class A ordinary shares (the “Class A Shares”) and Class B ordinary shares (the “Class B Shares”), including the Class B Shares represented by ADSs. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.  Identity and Background.

(a)	This Schedule 13D is being filed by Peter Ward (the “Reporting Person”), pursuant to the Act.

(b)	The Reporting Person’s business address is:

c/o WISeKey International Holding AG

General-Guisan-Strasse 6

CH-6300 Zug

Switzerland

(c)	The principal occupation of the Reporting Person: Chief Financial Officer and member of the Board of Directors of the Issuer.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United Kingdom.

CUSIP No. 97727L200	13D	Page 4 of 9 Pages

Item 3.  Source or Amount of Funds or Other Consideration.

On February 6, 2016, the Reporting Person entered into a shareholder exchange undertaking with the Issuer and Mr. Carlos Moreira (the “Share Exchange Undertaking”) whereby the Reporting Person agreed to acquire Class A Shares in exchange for his Class B Shares (the terms of such agreement are incorporated by reference herein).

In connection with the reverse acquisition on March 22, 2016 whereby WISeKey International Holding AG acquired the operations of WISeKey SA, the Reporting Person converted his shareholding in WISeKey SA into 30,643 Class B Shares of the Issuer.

Subsequently, pursuant to the Share Exchange Undertaking, the Reporting Person acquired 185,475 Class A Shares from Mr. Moreira in exchange for his 30,643 Class B Shares then held and an additional 6,452 Class B Shares to be transferred to Mr. Moreira upon the exercise of options.

On September 27, 2019, in connection with the Reporting Person’s service as an employee of the Issuer and pursuant to a Grant Agreement dated September 27, 2019 (the “2019 Option Agreement”) and the WISeKey Employee Stock Option Plan dated September 29, 2016 (the terms of such agreements are incorporated by reference herein), the Issuer granted the Reporting Person 573,400 options for the acquisition of an equal number of Class B Shares. The options may be exercised at any time on or before September 26, 2026, at an exercise price per option equal to CHF 0.05 per Class B Share.

On November 25, 2021, pursuant to two Option Agreements each dated November 25, 2021 (the “Option Agreements”) and the WISeKey Employee Stock Option Plan dated September 29, 2016 as amended on November 24, 2021 (the “Amended Stock Option Plan”) (the terms of such agreements are incorporated by reference herein), the Reporting Person was granted (i) 4,363,500 options to purchase an equal number of Class A Shares and (ii) 1,127,300 options to purchase an equal number of Class B Shares (collectively, the “Options”). The Options may be exercised at any time on or before November 24, 2028, at an exercise price per option equal to (i) CHF 0.01 per Class A Share and (ii) CHF 0.05 per Class B Share, respectively.

As part of the Reporting Person’s executive compensation package, the Issuer was obligated to grant the Reporting Person 400,000 options to purchase an equal number of Class B Shares each year. Such options were not granted to the Reporting Person in the years 2017-2021. As such, the Reporting Person was owed an aggregate of 2,000,000 options to purchase an equal number of Class B Shares (the “Owed Options”). On November 24, 2021, the Board of the Directors of the Issuer agreed to grant the Options to the Reporting Person in settlement of the Issuer’s obligation of the Owed Options. .

Item 4.  Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The Reporting Person is the Chief Financial Officer and a member of the Board of the Issuer. With the exception of the acquisition of the options as described in Item 3 above, all of the Ordinary Shares beneficially owned by the Reporting Person were acquired prior to the listing of the Issuer’s ADSs on the NASDAQ Stock Market on December 4, 2019. The Reporting Person entered into these transactions for investment purposes. The Options were issued to the Reporting Person as part of his compensation for his service as the Chief Financial Officer of the Company

The Reporting Person has no present plans or proposals for the disposition of shares beneficially owned by him or for acquisition of additional shares. The Reporting Person, however, expects to evaluate on a continuing basis his goals and objectives, other business opportunities available to him, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, the Reporting Person may change his plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by him or to acquire additional shares. In addition, the Reporting Person may, from time to time, transfer shares beneficially owned by him for tax or other economic planning purposes.

CUSIP No. 97727L200	13D	Page 5 of 9 Pages

Except as set forth in this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owned: (i) 185,475 Class A Shares and 4,363,500 Class A Shares issuable upon the exercise of options to purchase the equivalent number of the Class A Shares that are immediately exercisable, representing 10.2% of the outstanding Class A Shares as at November 25, 2021, which includes the 4,363,500 Class A Shares issuable upon the exercise of options, and (ii) 1,700,700[1] Class B Shares issuable upon the exercise of options to purchase an equal number of Class B Shares that are immediately exercisable, representing 2.1% of the outstanding Class B Shares as at November 25, 2021, which includes the 1,700,700 Class B Shares issuable upon the exercise of options to purchase an equal number of Class B Shares that are immediately exercisable, and excluding the 8,722,817 Class B shares held by the Company as treasury shares as at November 25, 2021. The Reporting Person’s beneficial holdings of Class A Shares and Class B Shares together represent 5.0% of the voting rights of the Issuer. Each Class A Share and Class B Share is entitled to one vote per share.

If the Reporting Person were to convert all of his Class A Shares into Class B Shares (assuming a conversion ratio of 5 Class A Shares into 1 Class B Share), he would beneficially own 2,604,043 Class B Shares, which includes (i) 37,095 Class B Shares that would result from the conversion of the Reporting Person’s Class A Shares, (ii) 872,700 Class B Shares issuable upon the exercise of 4,363,500 options to purchase the equivalent number of Class A Shares that are immediately exercisable, and (iii) 1,700,7002 Class B Shares issuable upon the exercise of options to purchase an equal number of Class B Shares that are immediately exercisable, which would be 3.2% of the total amount of outstanding Class B Shares as at November 25, 2021, increased by (a) 37,095 Class B Shares that would result from the conversion of the Reporting Person’s Class A Shares, (b) 872,700 Class B Shares issuable upon the exercise of 4,363,500 options to purchase the equivalent number of Class A Shares that are immediately exercisable, and (c) 1,700,700 Class B Shares issuable upon the exercise of options to purchase an equal number of Class B Shares that are immediately exercisable, and excluding the 8,722,817 Class B shares held by the Company as treasury shares as at November 25, 2021.

___________________________

1 Includes 6,452 Class B Shares that are issuable upon the exercise of options and that are subject to the Share Exchange Undertaking.

2 Includes 6,452 Class B Shares that are issuable upon the exercise of options and that are subject to the Share Exchange Undertaking.

CUSIP No. 97727L200	13D	Page 6 of 9 Pages

If the Reporting Person were to convert all of his Class A Shares into Class B Shares (assuming a conversion ratio of 5 Class A Shares into 1 Class B Share), he would beneficially own 2.1% of the voting power based on the total number of fully paid-in outstanding Class A Shares and Class B Shares as at November 25, 2021, which includes the (i) 37,095 Class B Shares that would result from the conversion of the Reporting Person’s Class A Shares, (ii) 872,700 Class B Shares issuable upon the exercise of 4,363,500 options to purchase the equivalent number of Class A Shares that are immediately exercisable, and (iii) 1,700,7003 Class B Shares issuable upon the exercise of options to purchase an equal number of Class B Shares that are immediately exercisable, and excludes the 8,722,817 Class B shares held by the Company as treasury shares as at November 25, 2021.

(b)	As of the date hereof, the number of Ordinary Shares that are beneficially owned by the Reporting Person as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

a.	sole power to vote or to direct the vote:

(i)	4,548,975 Class A Shares (4,363,500 of which are in the form of options to purchase Class A Shares); and

(ii)	1,700,700[4] Class B Shares (all of which are in the form of options to purchase Class B Shares)

b.	shared power to vote or to direct the vote: 0

c.	sole power to dispose or to direct the disposition:

(i)	4,548,975 Class A Shares (4,363,500 of which are in the form of options to purchase Class A Shares); and

(ii)	1,700,700[5] Class B Shares (all of which are in the form of options to purchase Class B Shares)

d.	shared power to dispose or to direct the disposition: 0

___________________________

3 Includes 6,452 Class B Shares that are issuable upon the exercise of options and that are subject to the Share Exchange Undertaking.

4 Includes 6,452 Class B Shares that are issuable upon the exercise of options and that are subject to the Share Exchange Undertaking.

5 Includes 6,452 Class B Shares that are issuable upon the exercise of options and that are subject to the Share Exchange Undertaking.

CUSIP No. 97727L200	13D	Page 7 of 9 Pages

(c)	Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions with respect to the Ordinary Shares of the Issuer within the last 60 days.

(d)	No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule13D.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Item 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

A copy of the Share Exchange Undertaking is attached hereto as Exhibit 1 and incorporated herein by reference thereto in response to this Item 6.

A copy of the 2019 Option Agreement is attached hereto as Exhibit 2 and incorporated herein by reference thereto in response to this Item 6.

A copy of each of the Option Agreements is attached hereto as Exhibit 4 and Exhibit 5 and incorporated herein by reference thereto in response to this Item 6.

A copy of the Amended Stock Option Plan is attached hereto as Exhibit 6 and incorporated herein by reference thereto in response to this Item 6.

Each of the holders of our Class A Shares (including the Reporting Person) has signed a shareholder agreement with the Issuer pursuant to the terms of which the holder of the Class A Shares undertakes (i) not to create or permit the creation of any encumbrances over the Class A Shares, and (ii) not to transfer the Class A Shares except to a “permitted transferee” (which is defined to include certain family members and affiliates) of the shareholder who in turn agree to be bound by the shareholder agreement or to sign a new shareholder agreement with the Class A Shares. In addition, the holder of the Class A Shares has the right to request the Issuer to convert the Class A Shares into Class B Shares (by putting the requested conversion on the agenda of the next annual meeting of the Issuer’s shareholders). The conversion of Class A Shares into Class B Shares is subject to approval by the Issuer’s shareholders holding Class A Shares and Class B Shares. The holders of Class A Shares who have signed the shareholder agreement have undertaken to vote in favor of requests for conversions of Class A Shares into Class B Shares. Upon conversion, each five (5) Class A Shares are converted into one (1) Class B Share. Once Class A Shares are converted into Class B Shares, such Class B Shares are no longer subject to the restrictions of the shareholder agreement and may be transferred on the same terms as other Class B Shares. The Reporting Person’s Class A Shares are governed by the terms of a shareholder agreement, dated February 6, 2016 (the “Shareholder Agreement”), a copy of which is attached hereto as Exhibit 7. The terms of such agreement are incorporated by reference herein.

CUSIP No. 97727L200	13D	Page 8 of 9 Pages

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1: Share Exchange Undertaking, dated February 6, 2016, between WISeKey International Holding AG, Carlos Moreira and Peter Ward

Exhibit 2: Option Agreement between WISeKey International Holding AG and Peter Ward, dated September 27, 2019

Exhibit 3: WISeKey Employee Share Option Plan, dated September 29, 2016 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form 20-F filed November 08, 2019)

Exhibit 4: Option Agreement between WISeKey International Holding AG and Peter Ward, dated November 25, 2021

Exhibit 5: Option Agreement between WISeKey International Holding AG and Peter Ward, dated November 25, 2021

Exhibit 6: WISeKey Employee Stock Option Plan, as amended November 24, 2021

Exhibit 7: Shareholder Agreement, dated February 6, 2016, between WISeKey International Holding AG and Peter Ward

CUSIP No. 97727L200	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Peter Ward
Name: Peter Ward

Date: December 3, 2021